# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Custom Truck One Source, Inc., CIK 0001709682
CUSIP: 23204X103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7701 INDEPENDENCE AVENUE, KANSAS CITY, KANSAS CITY, Missouri (MO), 64125
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001213900-19-014817
Filed by CIK 0001707921
Persons authorized to receive notices and communications: Christopher M. Leininger, Esq., 7701 INDEPENDENCE AVENUE, KANSAS CITY, KANSAS CITY, Missouri (MO), 64125, (973) 671-6100

## Reporting persons
- ECP ControlCo, LLC (CIK 0001707921): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners GP III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
- Energy Capital Partners III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
- Energy Capital Partners III-A, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
- Energy Capital Partners III-B, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
- Energy Capital Partners III-C, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
- Energy Capital Partners III-D, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
- Energy Capital Partners GP III Co-Investment (NESCO), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners III (NESCO Co-Invest), LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
- ECP Starlight Public GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
  Comment: Limited Liability Company
- ECP Starlight Guarantor (Public), LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
- NESCO Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,287,270; sole dispositive power 0; shared dispositive power 16,287,270; aggregate amount beneficially owned 16,287,270 (7% of the class)
  Comment: Limited Liability Company
- NESCO Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,439,824; sole dispositive power 0; shared dispositive power 13,439,824; aggregate amount beneficially owned 13,439,824 (5.8% of the class)
- ECP Cardinal Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,847,446; sole dispositive power 0; shared dispositive power 2,847,446; aggregate amount beneficially owned 2,847,446 (1.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Custom Truck One Source, Inc.
Address of issuer's principal executive offices: 7701 INDEPENDENCE AVENUE, KANSAS CITY, KANSAS CITY, Missouri (MO), 64125

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 5(a) and (b).

The following sets forth, as of the date of this Statement, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 233,432,467 shares of Common Stock outstanding as of October 28, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on October 30, 2024.

-ECP Cardinal Holdings, LP
-- Amount beneficially owned: 2,847,446
-- Percent of Class: 1.2%
-- Sole power to vote or to direct the vote: 0
-- Shared power to vote or to direct the vote: 2,847,446
-- Sole power to dispose or to direct the disposition: 0
-- Shared power to dispose or to direct the disposition: 2,847,446

-NESCO Holdings, LP
-- Amount beneficially owned: 13,439,824
-- Percent of Class: 5.8%
-- Sole power to vote or to direct the vote: 0
-- Shared power to vote or to direct the vote: 13,439,824
-- Sole power to dispose or to direct the disposition: 0
-- Shared power to dispose or to direct the disposition: 13,439,824

-Each of the other Reporting Persons:
-- Amount beneficially owned: 16,287,270
-- Percent of Class: 7.0%
-- Sole power to vote or to direct the vote: 0
-- Shared power to vote or to direct the vote: 16,287,270
-- Sole power to dispose or to direct the disposition: 0
-- Shared power to dispose or to direct the disposition: 16,287,270

ECP Cardinal Holdings, LP and NESCO Holdings, LP are the record holders of 2,847,446 and 13,439,824 shares of Common Stock, respectively.

ECP ControlCo, LLC is controlled by its board of managers, which consists of Douglas Kimmelman, Peter Labbat, Tyler Reeder, Rahman D'Argenio, Raoul Hughes and Xavier Robert (together, the "ECP Managers"), all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC. As a result of the relationships described below, each of the ECP Managers may be deemed to share beneficial ownership of the securities described herein. Each individual disclaims beneficial ownership of such securities.

ECP ControlCo, LLC is the managing member of Energy Capital Partners III, LLC, which is the general partner of (i) Energy Capital Partners GP III, LP, which is the general partner of each of Energy Capital Partners III, LP, Energy Capital Partners III-A, LP, Energy Capital Partners III-B, LP, Energy Capital Partners III-C, LP, and Energy Capital Partners III-D, LP, which are the sole members of ECP Starlight Public GP, LLC, which is the general partner of ECP Starlight Guarantor (Public), LP, and (ii) Energy Capital Partners GP III Co-Investment (NESCO), LLC, which is the general partner of Energy Capital Partners III (NESCO Co-Invest), LP. ECP Starlight Guarantor (Public), LP and Energy Capital Partners III (NESCO Co-Invest), LP are the sole members of NESCO Holdings GP, LLC, which is the general partner of each of ECP Cardinal Holdings, LP and NESCO Holdings, LP. Each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by ECP Cardinal Holdings, LP and NESCO Holdings, LP.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On December 19, 2024, ECP Cardinal Holdings, LP and NESCO Holdings, LP disposed of 699,306 and 3,300,694 shares of Common Stock, respectively, in a block trade at a price of $4.40 per share.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- ECP ControlCo, LLC: /s/ Rahman D'Argenio, Rahman D'Argenio Managing Member (12/23/2024)
- Energy Capital Partners III, LLC: ECP ControlCo, LLC, its managing member /s/ Rahman D'Argenio, Rahman D'Argenio Managing Member (12/23/2024)
- Energy Capital Partners GP III, LP: Energy Capital Partners III, LLC, its general partner ECP ControlCo, LLC, its managing member /s/ Rahman D'Argenio, Rahman D'Argenio Managing Member (12/23/2024)
- Energy Capital Partners III, LP: Energy Capital Partners GP III, LP, its general partner Energy Capital Partners III, LLC, its general partner ECP ControlCo, LLC, its managing member, Rahman D'Argenio Managing Member (12/23/2024)
- Energy Capital Partners III-A, LP: Energy Capital Partners GP III, LP, its general partner Energy Capital Partners III, LLC, its general partner ECP ControlCo, LLC, its managing member, Rahman D'Argenio Managing Member (12/23/2024)
- Energy Capital Partners III-B, LP: Energy Capital Partners GP III, LP, its general partner Energy Capital Partners III, LLC, its general partner ECP ControlCo, LLC, its managing member, Rahman D'Argenio Managing Member (12/23/2024)
- Energy Capital Partners III-C, LP: Energy Capital Partners GP III, LP, its general partner Energy Capital Partners III, LLC, its general partner ECP ControlCo, LLC, its managing member, Rahman D'Argenio Managing Member (12/23/2024)
- Energy Capital Partners III-D, LP: Energy Capital Partners GP III, LP, its general partner Energy Capital Partners III, LLC, its general partner ECP ControlCo, LLC, its managing member, Rahman D'Argenio Managing Member (12/23/2024)
- Energy Capital Partners GP III Co-Investment (NESCO), LLC: Energy Capital Partners III, LLC, its general partner ECP ControlCo, LLC, its managing member /s/ Rahman D'Argenio, Rahman D'Argenio Managing Member (12/23/2024)
- Energy Capital Partners III (NESCO Co-Invest), LP: Energy Capital Partners GP III Co-Investment (NESCO), LLC Energy Capital Partners III, LLC, its general partner ECP ControlCo, LLC, its managing membe, Rahman D'Argenio Managing Member (12/23/2024)
- ECP Starlight Public GP, LLC: /s/ Christopher M. Leininger, Christopher M. Leininger Executive Vice President & General Counsel (12/23/2024)
- ECP Starlight Guarantor (Public), LP: ECP Starlight Public GP, LLC, its general partner /s/ Christopher M. Leininger, Christopher M. Leininger Executive Vice President & General Counsel (12/23/2024)
- NESCO Holdings GP, LLC: /s/ Rahman D'Argenio, Rahman D'Argenio President (12/23/2024)
- NESCO Holdings, LP: NESCO Holdings GP, LLC, its general partner /s/ Rahman D'Argenio, Rahman D'Argenio President (12/23/2024)
- ECP Cardinal Holdings, LP: NESCO Holdings GP, LLC, its general partner /s/ Rahman D'Argenio, Rahman D'Argenio President (12/23/2024)